EXHIBIT 17

March 31, 2003

Board of Directors
USURF America, Inc.
6005 Delmonico Drive
Suite 140
Colorado Springs, Colorado 80919

Re: Resignation

Gentlemen:
Effective today, I hereby resign as a director and officer of USURF America, Inc., a Nevada corporation, in order to pursue other interests.
Thank you for the opportunity to be of service.
Sincerely,
/s/ WADDELL D. LOFLIN
Waddell D. Loflin